Exhibit 23.14

Consent of B. Riley & Co., LLC

We hereby consent to the inclusion of our opinion letter dated April 30, 2017 as Annex F to, and the reference thereto under the headings “Summary—Opinion of B. Riley & Co., LLC, the Special Committee’s Financial Advisor,” “Risk Factors—Risks Relating to the Business Combination—The opinion of Spark’s financial advisor will not reflect changes in circumstances between the date of the opinion and the completion of the Merger,” “Proposal One—Adoption of the Agreement and Plan of Merger—Background of the Business Combination,” “Proposal One—Adoption of the Agreement and Plan of Merger—Spark’s Reasons for the Business Combination; Board Recommendation of the Spark Board of Directors,” “Proposal One—Adoption of the Agreement and Plan of Merger—Opinion of Spark’s Financial Advisor,” “Proposal One—Adoption of the Agreement and Plan of Merger—Projected Unaudited Financial Information” in, the proxy statement/prospectus relating to the proposed merger transaction including Spark Networks, Inc. and Affinitas GmbH, which proxy statement/prospectus is included in the Registration Statement on Form F-4 of Spark Networks SE (f/k/a Blitz 17-655 SE) dated the date hereof. By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

B. RILEY & CO., LLC

/s/ B. Riley & Co., LLC

October 17, 2017